April 26, 2019

Marc Smernoff
Chief Financial Officer
Americold Realty Trust
10 Glenlake Parkway, Suite 600, South Tower
Atlanta, Georgia 30328

       Re: Americold Realty Trust
           Americold Realty Operating Partnership, L.P.
           Form 10-K For The Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-34723

Dear Mr. Smernoff:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Item 9A. Controls and Procedures, page 113

1. We note that management's conclusion on disclosure controls and procedures as it relates to Americold Realty Operating Partnership, L.P. was not included. Please clarify and ensure future periodic filings include complete separate reports on disclosure controls and procedures for both entities.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Wilson K. Lee,
Senior Staff Accountant, at (202) 551-3468 with any questions.
 Marc Smernoff
Americold Realty Trust
April 26, 2019
Page 2



                                            Sincerely,

FirstName LastNameMarc Smernoff             Division of Corporation Finance
                                            Office of Real Estate and
Comapany NameAmericold Realty Trust
                                            Commodities
April 26, 2019 Page 2
cc:       Jim Synder, Chief Legal Officer
FirstName LastName